Ezhibit 99.(a)(6)

News Release

29 November 2006

RINKER BOARD UNANIMOUSLY RECOMMENDS

SHAREHOLDERS REJECT CEMEX’S OFFER AND DO NOTHING

Independent Expert values Rinker at A$20.581 to A$23.041 per share

Directors of Rinker Group Limited (“Rinker”) today urged shareholders to reject the takeover offer of US$13.00 (A$16.84)(2) per ordinary share(3) from the Mexican cement maker CEMEX S.A.B. de C.V. (“CEMEX”).

In Rinker’s Target’s Statement(4), released today in response to CEMEX’s offer, the board says CEMEX’s offer is opportunistic and far too low.  It does not recognise the value of the group’s market positions, nor the value of its unique combination of assets, which cannot be replicated.

“Shareholders should not surrender their stake in a company that is generating excellent returns now and has excellent prospects,” said Rinker chairman John Morschel. “This bid is opportunistic and far too low.”

The Target’s Statement includes an Independent Expert’s report by Grant Samuel & Associates Pty Ltd, which concludes the CEMEX offer is neither fair nor reasonable and values Rinker shares at between A$20.58(1) and A$23.04(1) per share, including a premium for control. Grant Samuel said:

“Rinker is a high quality, strategically important business that warrants a premium multiple in a change of control transaction…”.

“…the CEMEX offer is not fair.  There are no other factors which would suggest that, in the context of a change of control transaction, it would be in shareholders’ interests to accept an offer that is not fair.  Accepting the CEMEX offer of US$13.00 a share would be effectively giving CEMEX a free option on recovery of the residential housing sector in Rinker’s key United States markets.  Accordingly, the CEMEX offer is not reasonable.”  (Page 2, Independent Expert’s Report, cover letter).

“Rinker directors unanimously recommend rejection of the bid as far too low,” said Mr Morschel.  “Our strong recommendation to our 116,000 shareholders is that they ignore CEMEX’s offer and do nothing. They should not respond to the documents received from CEMEX.”

Rinker’s Target’s Statement contains 12 reasons why the bid should be rejected.  These are:

•                  Rinker directors believe that CEMEX’s offer is far too low

•                  The Independent Expert’s opinion is that CEMEX’s offer is neither fair nor reasonable.  The offer price is around 29.2(1)% below the mid-point of the Expert’s range

•                  Rinker has a unique combination of assets that cannot be replicated. These have resulted in leading market positions in the fastest growing states of the US, and in Australia.  Rinker

Rinker Group Limited     ABN 53 003 433 118
Corporate Affairs and Investor Relations

Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067

PO Box 5697, West Chatswood NSW 1515

Telephone (02) 9412 6680 Facsimile (02) 9412 6611 E-mail investorrelations@rinker.com.au also has a unique distribution infrastructure and almost 3.5 billion tonnes (3.9 billion tons) of valuable aggregates reserves

•                  Rinker’s earnings are diversified - by product, geography and end user customer base

•                  Rinker has an excellent track record of superior financial performance. This includes compound earnings per share growth of 47% since listing as a separate entity in 2003

•                  Rinker directors believe that Rinker has a great future that will drive its long-term value

•                  The average Rinker share price is $1.80(5) per Rinker share above CEMEX’s offer price, adjusted for the interim dividend

•                  CEMEX’s offer is opportunistic

•                  CEMEX’s offer is highly conditional

•                  CEMEX’s offer structure transfers foreign exchange risk to Australian resident Rinker shareholders

•                  CEMEX can offer a lot more

•                  CEMEX’s offer creates value for CEMEX’s shareholders at the expense of Rinker shareholders

Major Rinker shareholders who hold more than 100 million Rinker shares have already stated that CEMEX’s offer undervalues Rinker.

Mr Morschel said the CEMEX offer price would create a lot of value for CEMEX’s own shareholders - at the expense of Rinker’s shareholders.

 “CEMEX has said that buying Rinker for US$13.00 a share would be immediately accretive to free cash flow and cash earnings per share.  Our illustrative pro-forma analysis suggests that CEMEX could pay more than A$23.00 a share and the transaction appears to still be significantly accretive for CEMEX’s illustrative pro-forma earnings per share.”(6)

Mr Morschel said the directors believed it was in the best interests of Rinker shareholders to reject CEMEX’s offer and for Rinker to continue generating excellent returns from its valuable and unique combination of assets.  In addition, directors are also reviewing all available alternatives, which may or may not result in an alternative being recommended by the Rinker board to shareholders.

“The key focus for directors is to maximise value for Rinker’s shareholders,” said Mr Morschel.

He said all Rinker directors intend to reject the bid in relation to their own shares.

Rinker is one of the world’s top 10 construction materials groups, with operations in aggregates, cement, concrete, asphalt and concrete pipe and products.  Annual revenue is over US$5.1 billion. Rinker has over 13,000 employees in 774 sites across the US, Australia and China.  Around 80% of group revenue comes from the US.

Important Legal Information

This communication has been made public by Rinker Group Limited (“Rinker”).  Investors are urged to read Rinker’s Target’s Statement and Solicitation/Recommendation Statement on Schedule 14D-9 (including each exhibit thereto), which was filed by Rinker with the U.S. Securities and Exchange Commission (the “SEC”) on November 28, 2006, as they contain important information.  Copies of the Solicitation/Recommendation Statement (including this Target’s Statement and the other exhibits thereto) are, and other public filings made from time to time by Rinker with the SEC which are related to the offer (the “Offer”) by Cemex Australia PTY Ltd, a wholly-owned subsidiary of Cemex S.A.B. de C.V., will be, available without charge at the SEC’s website at www.sec.gov or at Rinker’s website at www.rinker.com.

This communication contains a number of forward-looking statements based on management’s current views, expectations and beliefs as of the date of this communication.  Such statements can be identified by the use of forward-looking language such as “may,” “should, “expect,” “anticipate,” “estimate,” “scheduled,” or “continue” or the negative thereof or comparable terminology.  Such forward-looking statements are not guarantees of future results or performance and involve risks, uncertainties and other factors, including: the general economic and business conditions in the United States and Australia; trends and business conditions in the building and construction industries; the timing and amount of federal, state and local funding for infrastructure; competition from other suppliers in the industries in which Rinker operates; changes in Rinker’s strategies and plans regarding its ongoing business strategy, acquisitions, dispositions and business development; Rinker’s ability to efficiently integrate past and future acquisitions; compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to Rinker; changes in interest rates, weather and other natural phenomena, energy costs, pension costs; healthcare costs; outcomes of legal hearings such as the Lake Belt challenge and other risks and uncertainties identified in our filings with the Australian Stock Exchange and the SEC.  Rinker can give no assurances that actual results would not differ materially from any forward-looking statements contained in this communication, particularly in light of the many risks and uncertainties regarding the Offer.  None of Rinker, Rinker’s officers, any persons named in the Target’s Statement with their consent or any person involved in the preparation of the Target’s Statement makes any representation or warranty (express or implied) as to the accuracy of likelihood of fulfilment of any forward-looking statement, or any events or results expressed or implied in any forward-looking statement, except to the extent required law.  You are cautioned not to place undue reliance on any forward-looking information.

Notes:

(1) Based on an exchange rate of A$1.00 to US$0.77, which is the rate used by the Independent Expert

(2) Based on the average Reserve Bank Mid-Point Rate from 20 November 2006 to 24 November 2006

(3) For Rinker’s NYSE-listed American Depositary Shares (ADS), which each represent five ordinary shares, the Cemex offer is US$65.00.

(4) See Rinker Group Limited Target’s Statement in response to Cemex’s Offer at http://www.rinker.com/downloads/TargetStatement.pdf

(5) From 20 November 2006, Rinker Shares have traded ex the interim dividend for the half year ended 30 September 2006. The Offer price is based on the average Reserve Bank Mid-Point Rate from 20 November 2006 to 24 November 2006 and subtracts the A$0.16 per Rinker share interim dividend to be paid on 11 December 2006. CEMEX’s Offer gives it the right to reduce the Offer price by an amount equal to any dividends paid by Rinker during the Offer Period. If CEMEX does not exercise this right, the A$0.16 per Rinker share interim dividend to be paid on 11 December 2006 would be added back. The rate used by CEMEX to convert the US$ Offer price to A$ is not certain and may differ significantly from the Reserve Bank Mid-Point Rate. This rate is used for illustrative purposes only. Based on Rinker VWAP from 20 November 2006 to 24 November 2006.

(6) The analysis is illustrative and pro-forma in nature and is provided so that Rinker Shareholders are aware of the analysis of possible scenarios. It is included to show an indication of the possible impact of an acquisition of Rinker on Cemex — it does not purport to forecast the precise actual impact on Cemex. The actual impact may differ to that shown in the illustrative pro-forma analysis for various reasons including matters relating to the cost of any acquisition, the timing of any acquisition, the financial position of Cemex and Rinker at the time of any acquisition, the financial performance of Cemex and Rinker after any acquisition has been completed, the amount, timing and cost to achieve synergy benefits, the costs and method of funding any acquisition and the impact of any other relevant transactions. See Rinker Group Limited Target’s Statement at http://www.rinker.com/downloads/TargetStatement.pdf   (see pages 26-27)

MEDIA and ANALYSTS:  For further information, please contact Debra Stirling on 61 2 9412 6680 or mobile 0419 476 546 (international + 61 419 476 546)

RINKER SHAREHOLDERS:  If you have any questions, please call the official Rinker Shareholder Information Line on 1800 285 948 (toll-free in Australia) or +61 2 9207 3855 (outside Australia) which is open Monday to Friday 9.00am and 6.00pm (Sydney time) or 1866 454 3170 (toll-free in the US), which is open Monday to Friday 9.00am to 6.00pm (New York time).  Rinker notifies Rinker Shareholders that, as required by the Corporations Act, calls to the Rinker Shareholder Information Line will be tape recorded, indexed and stored.

29 November 2006	RIN 10-06